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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25        SEC File Number: 333-96119

                           NOTIFICATION OF LATE FILING             CUSIP Number:



(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended:   December 31, 2003
                                 -----------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

WRC Media Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

512 Seventh Avenue, 22nd Floor
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Address of Principal Executive Office (Street and Number)

New York, NY 10018
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                                                               2

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attached extra Sheets if Needed)

As disclosed in our Form 8-K filed with the Securities and Exchange Commission ("SEC") on March 22, 2004, and in our Form 8-K filed with the SEC on March 24, 2004, in connection with the audit of our 2003 consolidated financial statements, we have decided to restate our previously audited consolidated balance sheets as of December 31, 2001 and 2002, and the related statements of stockholders' deficit and operations for the years ended December 31, 2001 and 2002. As we previously disclosed in our March 22, 2004 Form 8-K, the restatement of our 2001 financial statements will cause a delay in the filing of our Annual Report on Form 10-K for the year ended December 31, 2003. Because our originally issued 2001 financial statements were audited by Arthur Andersen LLP, an audit firm that has ceased operations, our 2001 financial statements are being reaudited by our independent auditors, Deloitte & Touche LLP. We cannot file our Form 10-K within the prescribed time period because we require additional time to permit Deloitte & Touche LLP to complete the reaudit of our 2001 financial statements. We will file our Form 10-K as soon as practicable following the completion of the reaudit of our 2001 financial statements. It is likely that the completion of the reaudit of our 2001 financial statements will extend beyond April 14, 2004.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Richard Nota                  (212)                 768-1150
         ----------------------    ---------------------     ------------------
                (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in our Form 8-K filed with the SEC on March 22, 2004, we have decided to restate our 2001 financial statements, which financial statements must be reaudited by our independent auditors because our originally issued 2001 financial statements were audited by Arthur Andersen LLP. As disclosed in our March 22, 2004 Form 8-K, we cannot be certain that there will not be changes to our 2001, 2002 and 2003 financial statements as a result of the reaudit of our 2001 financial statements. We are currently working with our independent auditors to complete the reaudit, including determining the impact, if any, of the reaudit on our 2001, 2002 and 2003 financial statements. Accordingly, we are unable to quantify and discuss any significant changes in results of operations from the corresponding prior period until completion of the reaudit of our 2001 financial statements.


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                                                                               3

                                 WRC Media Inc.
                                 --------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   March 30, 2004
                                         By:    /s/ Richard Nota
                                                ------------------------------
                                         Name:  Richard Nota
                                         Title: Senior Vice President, Finance